UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

December 2005 down 28.4% Year over Year

Mexico City, January 9, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of December 2005 decreased by 28.4% when compared to December 2004.

All figures in this announcement reflect comparisons between the 31-day period December1 through December 31 2004 and 2005. Transit and general aviation passengers are excluded.

Going forwards, the Company will present a breakdown of the figures for international and domestic passenger traffic, as well as the combined figures.

Domestic
Airport	December 2004	December 2005	% Change
Cancun	186,944	157,437	(15.8)
Cozumel	10,903	3,744	(65.7)
Huatulco	22,091	28,470	28.9
Merida	70,442	76,699	8.9
Minatitlan	9,850	13,941	41.5
Oaxaca	43,487	46,877	7.8
Tapachula	17,870	17,676	(1.1)
Veracruz	43,020	46,053	7.1
Villahermosa	54,696	58,496	6.9
Total Domestic	459,303	449,393	(2.2)

International
Airport	December 2004	December 2005	% Change
Cancun	625,705	336,433	(46.2)
Cozumel	36,271	5,264	(85.5)
Huatulco	4,130	5,245	27.0
Merida	10,454	10,823	3.5
Minatitlan	191	337	76.4
Oaxaca	5,325	6,723	26.3
Tapachula	365	431	18.1
Veracruz	4,931	5,050	2.4
Villahermosa	3,884	4,108	5.8
Total International	691,256	374,414	(45.8)

Total
Airport	December 2004	December 2005	% Change
Cancun	812,649	493,870	(39.2)
Cozumel	47,174	9,008	(80.9)
Huatulco	26,221	33,715	28.6
Merida	80,896	87,522	8.2
Minatitlan	10,041	14,278	42.2
Oaxaca	48,812	53,600	9.8
Tapachula	18,235	18,107	(0.7)
Veracruz	47,951	51,103	6.6
Villahermosa	58,580	62,604	6.9
ASUR Total	1,150,559	823,807	(28.4)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane 10,918, or 40.0%, were in operation as of December 31, 2005.

The Trust for the Promotion of Tourism in the Mayan Riviera estimates that of 25,170 rooms available in the region, 22,836 or 90.7% were in operation at the end of December2005.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: January 9, 2006